Exhibit 99.1

SciSparc: Subsidiary NeuroThera Labs’ Quantum Platform Demonstrates Complete End-to-End Hybrid Quantum-Classical Workflow for Clinical Data Analytics

TEL AVIV, Israel, July 31, 2026 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), today announced that NeuroThera Labs Inc. (TSXV: NTLX) (“NeuroThera”), a clinical-stage pharmaceutical company focused on developing novel treatments for central nervous system disorders, announced another technological milestone achieved by NeuroThera’s quantum sampling workflow platform for clinical trials data analytics (the “Platform”).

The Platform has successfully demonstrated a complete end-to-end hybrid quantum-classical workflow capable of processing real-world clinical data through a fully integrated analytical framework, from secure data ingestion and preparation, through quantum-enabled analytical processing, to the generation of biologically and clinically interpretable insights. The workflow was executed within a quantum simulation environment designed to emulate quantum computational processes relevant to the Platform’s analytical architecture.

The Platform’s proprietary analytical framework is designed to enable quantum-enhanced sampling for continuous probability distributions relevant to advanced statistical analyses of clinical trial and biomedical datasets.

This milestone confirms that the Platform can support a complete hybrid quantum-classical analytical workflow designed to address complex, high-dimensional biomedical datasets while applying quantum-inspired and quantum-enabled methodologies to uncover non-obvious patterns, all while maintaining alignment with downstream scientific interpretation requirements.

Building on this milestone, the Platform’s development plan includes expanding the scale of supported datasets, further optimizing its quantum algorithms, and conducting performance studies designed to evaluate the potential contribution of quantum computing technologies to clinical research, clinical trial analytics and precision medicine applications.

The Platform is being advanced through CliniQuantum Ltd., a quantum-focused technology initiative developing proprietary computational solutions for complex clinical data analytics, in which NeuroThera holds 54.01%.

About SciSparc Ltd. (Nasdaq: SPRC):

The Company, through its majority-owned subsidiary NeuroThera, engages in clinical-stage pharmaceutical developments. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company, together with its majority-owned subsidiary NeuroThera, is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette syndrome, for the treatment of Alzheimer’s disease and agitation; and SCI- 210 for the treatment of autism spectrum disorder and status epilepticus. The Company, through NeuroThera, also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seed oil-based products on the Amazon.com Marketplace.

About NeuroThera Labs Inc.

NeuroThera is a clinical-stage pharmaceutical company focused on developing novel therapeutics for central nervous system disorders and other underserved health conditions through collaborations and innovative combinations.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc uses forward-looking statements when it discusses the anticipated capabilities, performance, scalability and utility of NeuroThera’s quantum platform and of the validated quantum sampling workflow; the continued development of the Platform through CliniQuantum Ltd. and expanding the scale of supported datasets, further optimizing its quantum algorithms and conducting performance studies designed to evaluate the potential contribution of quantum computing technologies to clinical research, clinical trial analytics and precision medicine applications. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F, filed with the SEC on April 29, 2026, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055